SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SS.240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO ss.240.13d -2(a)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Creative Learning Corporation
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                                (Name of Issuer)

                  Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    22529R106
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                                 (CUSIP Number)


                                FranVentures, LLC
                           796 Cypress Crossing Trail
                           St. Augustine, FL 32095
                               Attn: Brian Pappas
                            Tel. No.: (407) 477-5618

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 7, 2017
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 554142109                  SCHEDULE 13D                  Page 3 of 6
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            NAMES OF REPORTING PERSONS
1.
            FranVentures, LLC, Brian Pappas and Chris Pappas.
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

            (a)                 [ ]

            (b)                 [X]

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3.          SEC USE ONLY


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4.          SOURCE OF FUNDS (SEE INSTRUCTIONS)

            SC
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5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

            [ ]
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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NUMBER OF SHARES BENEFICIALLY    ) 7.  SOLE VOTING POWER
   OWNED BY EACH REPORTING       )
         PERSON WITH             )     1,851,679
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                                 ) 8.  SHARED VOTING POWER
                                 )
                                 )     0
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                                 ) 9.  SOLE DISPOSITIVE POWER
                                 )
                                 )     1,851,679
                                 )
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                                 ) 10. SHARED DISPOSITIVE POWER
                                 )
                                 )     0
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,838,429 in the name of FranVentures and 13,250 in the name of Brian Pappas

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12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)

            [ ]
--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.3%
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14.         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO, IN
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CUSIP No.: 554142109                  SCHEDULE 13D                  Page 3 of 6
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Item 1.   Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") filed by FranVentures, LLC, Brian Pappas and Christine Hurley Pappas ("Chris Pappas") (collectively, the "Reporting Persons") relates to the shares of common stock, par value $0.0001 ("Common Stock") of Creative Learning Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 701 Market Street, Suite 113, St. Augustine, FL 32095.

Item 2.   Identity and Background.

(a) This statement on Schedule 13D is being filed with respect to the shares of the Issuer's Common Stock held by FranVentures, LLC, a Florida limited liability company as well as shares of Common Stock held by Brian Pappas. Brian Pappas and Chris Pappas, who are related by marriage as husband and wife, have voting and investment power over the securities held by FranVentures, LLC.

(b) The business address of the Reporting Person is 796 Cypress Crossing Trail, St. Augustine, FL 32095. The business address for Brian and Chris Pappas is 796 Cypress Crossing Trail St. Augustine, FL 32095.

(c) FranVentures, LLC is engaged in the business of investing in share of companies, including those of the Issuer. Brian and Chris Pappas are the only two members of FranVentures, LLC. Brian Pappas is a Director and Managing Director of FranVentures, LLC.

(d) During the last five years, none of the Reporting Persons, nor, to their knowledge, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The executive officers and directors of FranVentures, LLC are set forth in Appendix A.

Item 3.  Source and Amount of Funds or Other Consideration

FranVentures acquired 2,599,000 shares of Common Stock in a private placement on July 2, 2010 when B2 Health, Inc. was acquired by BFK Franchise Company, LLC, an entity controlled by Brian Pappas, through an exchange of shares. No cash was required for this purchase. Brain Pappas acquired (i) 10,000 shares of Common Stock on June 18, 2015 for $5946 through an open market purchase and used his own funds to purchase these shares and (ii) 3250 shares of Common Stock on or about June 20, 2016 as an inheritance from Jeanette S. Pappas.

Item 4.   Purpose of Transaction.

FranVentures, LLC obtained the shares of Common Stock in 2010 under in connection with an exchange of shares to obtain control of the Issuer in 2010 as disclosed in filings with the SEC at that time. Brian Pappas acquired a

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CUSIP No.: 554142109                  SCHEDULE 13D                  Page 3 of 6
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total of 13,250 shares of Common Stock for  investment  purposes.  FranVentures,
LLC has two members, Brian Pappas and Chis Pappas. Brian Pappas was a director and former chief executive officer of the Issuer. On July 22, 2015, following new directors being appointed by recent investors in the Issuer and Brian Pappas' challenges to the direction of the Issuer, the Issuer's Board of Directors removed Brian Pappas as Chief Executive Officer of the Company and then terminated him as CEO on October 2, 2015. Chris Pappas, who is also the wife of Brian Pappas, was the human resources and payroll manager for the Issuer. She resigned from the Issuer on August 6, 2015. There is currently litigation pending between the Pappas' and the Issuer with both the Issuer and the Pappas' making claims against each other. A copy of the Complaint filed by the Pappas' is attached as Exhibit 1 to the Schedule 13D filed on October 27,
2016.   The  Reporting   Persons  are  currently   reviewing   their  rights  as
shareholders. They also have concerns about the competence of the current Board and current management.

Item 5.   Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 1,851,679 shares of Common -Stock representing approximately 15.3% of the issued shares of Common Stock of the Issuer based on 12,001,409 shares of Common Stock outstanding as disclosed in the Issuer's most recent Form 10-Q filed February 13, 2017. The Reporting Persons have sole voting power of 1,851,679 shares of Common Stock.

(b) The Reporting Persons have the sole power to vote and the sole power to dispose of each of 1,851,679 shares of Common Stock which they may be deemed to beneficially own.

(c) The Reporting Persons have not purchased or received any shares of Common Stock since June 20, 2016.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Item 4 of this report.

Item 7.  Material to be Filed as Exhibits.

None.



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CUSIP No.: 554142109                  SCHEDULE 13D                  Page 3 of 6
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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017                   FRANVENTURES, LLC


                                          By: /s/ Brian Pappas
                                              --------------------------
                                          Name: Brian Pappas
                                          Title: Managing Director



                                          BRIAN PAPPAS


                                          /s/ Brian Pappas
                                          ------------------------------
                                          Brian Pappas


                                          CHRISTINE HURLEY PAPPAS


                                          /s/ Christine Hurley Pappas
                                          ------------------------------
                                          Christine Hurley Pappas




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CUSIP No.: 554142109                  SCHEDULE 13D                  Page 3 of 6
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                                   APPENDIX A


              Directors and Executive Officers of FranVentures, LLC

The  name  and  present   principal   occupation  or  employment   and  material
occupations, positions, offices or employment for the past five years of each of the directors and executive officers of FranVentures, LLC are set forth below.

1. FRANVENTURES, LLC.

                  Present Principal Occupation
                  or Employment; Material
                  Positions Held During the
                  Past Five Years;

Name              Occupation                       Business Address
------            ----------                       -----------------

Brian Pappas      President and a Director of      796 Cypress Crossing Trail
                  the Issuer between 2010          St. Augustine,fl  32095
                  2015.  Since January 2016
                  Mr. Pappas has been an
                  Officer and director of
                  Diversified Franchise Group,
                  Inc.

Chris Pappas      Human resources and payroll      796 Cypress Crossing Trail
                  manager of the Issuer            St. Augustine, FL  32095
                  between 2010 and 2015.
                  Since 2016, Mrs. Pappas has
                  been Corporate Systems
                  Director for Diversified
                  Franchise Group, Inc.



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